UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Initiates Extension of Share Repurchase Program
HAMILTON, Bermuda, June 25, 2024 -- Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today announced that it has continued progress on its share repurchase program, as part of its ongoing commitment to deliver shareholder returns. The Company completed the $250 million share repurchase program initiated in December 2023 and will cancel the acquired shares. As previously announced, the Company’s Board of Directors authorized a new $500 million share repurchase program that will run for a period of two years from the completion of the 2023 program. As an initial step under the new repurchase program, the Board has authorized the Company to purchase up to $200 million of the Company’s common shares (the “First Tranche”) by September 30, 2024, and the Company has entered an agreement with DNB Markets (“DNB”) to effect the First Tranche in open market transactions on the OSE and the NYSE.
To comply with the European Market Abuse Regulation, the Company has provided the following required information regarding the First Tranche. The Company will commence the First Tranche on June 26, 2024, and will complete the First Tranche by September 30, 2024; provided, however, that the Company may discontinue or suspend the repurchases under the First Tranche at any time without notice. Repurchases in the First Tranche will be conducted through a 10b5-1 plan and a side-by-side discretionary plan set up through the agreement with DNB. Aggregate repurchases under the First Tranche are capped at $200 million, with individual caps of $200 million under the 10b5-1 plan and $100 million under the discretionary plan. The Company cannot predict how many shares will be repurchased or the timing of any shares repurchased under the First Tranche but does not expect that it will exceed 8.0 million shares under the 10b5-1 plan and 4.0 million shares under the discretionary plan.
For the 10b5-1 plan, DNB will carry out the Company’s instructions on the acquisition of shares, and will make its trading decisions independently of, and uninfluenced by, the Company. The manner, timing, pricing and amount, if any, of any repurchases by DNB under the discretionary plan will be subject to the discretion of the Company and may be based upon a number of factors, including, market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash as informed by the Company’s stated capital allocation principles, the restrictions in the Company’s credit agreements, and other factors. The First Tranche will be completed in accordance with Regulation (EU) 2016/1052.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.
About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.
Forward-Looking Statements
This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this news release, including those regarding the timing and amount of repurchases of the Company's common shares under its repurchase program, are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date they are made. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s liquidity and other factors described from time to time in the reports filed or furnished by the Company with the U.S. Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 27, 2024, and subsequent reports on Form 6-K.
Contacts
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: June 25, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.